SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

  Nine Months 2006 Results

30 November 2006

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp  27.98 trillion (As of 30 Sept 2006)

Issued shares

5,433,933,500 (after 5:1 Stock Split & Issuance of ESOP)

Share Price

Rp5,150 (As of 30 Sept 2006)

Hi/Lo (3 months) Rp5,200/Rp4,200

Major Shareholders (As of 30 Sept 2006)

Indonesia Communications Ltd     39.96%

Indonesia Communications Pte.      0.85%

Government of Indonesia              14.29%

Public                                             44.90%

IDR  to  USD Conversion

1 USD = Rp9,235(30 Sept 2006)

Board of Directors

President Director/CEO – N/A

Deputy Pres. Dir. - Dr. Kaizad B. Heerjee

Jabotabek & Corporate Sales Dir. – Johnny Swandi Sjam

Marketing Dir. –  Wahyu Wijayadi

Regional Sales Dir. – Wityasmoro S. H.

Network Dir. – Raymond Tan

Information Technology  Dir – Joseph Chan

Finance Dir./CFO – Wong Heang Tuck

Corporate Svc. Dir. –  S. Wimbo S Hardjito

Consolidated Subsidiaries

PT Aplikanusa Lintasarta  (72.36%)

PT Indosat Mega Media (99.85%)

PT Starone Mitra Telekomunikasi (51%)

Indosat Singapore Pte Ltd (100%)

Indosat Finance Company BV (100%)

Indosat International Finance

Company BV (100%)

Financial Summary

For Period Ended 30 September

In Rp Billion	2005	2006	(%) Change
Operating Revenues	8,746.0	8,871.9	1.4%
Operating Expense	5,886.3	6,425.0	9.2%
Operating Income	2,859.7	2,447.0	-14.4%
Net Income	1,018.4	927.2	-9.0%
EBITDA	5,078.7	5,095.5	0.3%

Financial Ratios

	Formula	9M1H-2005	9M1H-2006
EBITDA Margin	EBITDA / Operating Revenues	58.1%	57.4%
Interest Coverage	EBITDA/Interest Expense	534.7%	560.0%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	224.5%	218.2%
Net Debt to Equity	Net Debt / Total Equity	51.1%	55.4%

Highlights of the Nine Months 1H-2006

•

Cellular, MIDI (Multimedia, data communications and internet) and fixed telecommunications services contributed 74.9%, 15.9% and 9.2% respectively to operating revenues

•

As of 30 September 2006, our cellular subscriber base reached around 14.2 million or increased by 12.2% year-on-year. The net add subscriber in 3Q 2006 was 373,448. subscribers following several new marketing initiatives launched since April 2006, despite deletion of around 1.3 million subscribers due to mandatory prepaid registration in September 2006.

•

We recorded MIDI services of Rp1,413.4  billion, or a 14.0% growth compared to the same period last year due to increase demand of MIDI services including IP-VPN and Internet access.

•

For fixed telecommunication business, our international call traffic grew by 18.1% compared to the same period last year mainly driven by the increase in incoming minutes. We rolled out additional cities for fixed wireless access and pioneering EV-DO services.

Investor Relations Division PT Indosat Tbk. Jl Medan Merdeka Barat 21 Jakarta – Indonesia	Phone :+62213869614/300030001 Fax : +62 21 3804045 E-mail : investor@indosat.com http://www.indosat.com

INDOSAT REPORTS NINE MONTHS 2006

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORTS

Jakarta, 30 November 2006 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated nine months 2006 operational and financial results with limited review reports from an independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The Company recorded operating revenues and operating income for the period ended 30 September 2006 amounting to Rp8,871.9 billion and Rp2,447.0 billion respectively. Net income was recorded as Rp927.2 billion.

For the period ended 30 September 2006, cellular, MIDI, and fixed telecommunication services contributed 74.9%, 15.9% and 9.2% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL & OPERATIONAL RESULTS

Profit and Loss Statements (for the period ended 30 September 2006 compared to the period ended 30 September 2005):

Operating revenues

Cellular services revenues. In the nine months 2006, we recorded cellular operating revenues of Rp6,641.4 billion, or increase 1.4% from Rp6,549.1 billion in the nine months 2005. As of end September 2006 we had 14,233,362 subscribers consisted of 94% prepaid and 6% postpaid subscribers. Following the new marketing initiatives between April and September, we recorded net add subscribers during third quarter of 373,448 even though we deleted 1.3 million subscribers due to the prepaid registration. Other operational figures such as Minutes of Usage and number of SMS have also shown positive and consistent month over month growth. This marketing effort also boosted usage revenues by 10.2% and features revenue by 5.2% in the third quarter compared to the second quarter 2006. Total cellular revenue increased by 10.9% from Rp.2,118.9 in second quarter to Rp.2,350.6 in third quarter 2006.

Cellular Services	1Q 2006	2Q 2006	3Q 2006
Total cellular subscriber (sub) Net add subscriber (sub)	12,956,180 (1,556,273)	13,859,914 903,734	14,233,362 373,448
Cellular revenues (Rp billion) • Usage • Features • Others * Total	1,156.1 723.1 292.7 2,171.9	1,264.5 703.5 150.9 2,118.9	1,393.1 740.1 217.4 2,350.6

*includes interconnection income, monthly subscription fee, connection fees, and others

MIDI services.    Operating revenues from MIDI services grew 14.0%, from Rp1,240.0 billion in nine months 2005 to Rp1,413.4 billion in nine months 2006, despite the increased competition from domestic and international providers. The increase in MIDI revenues is contributed by growth both IP based services such as Frame relay, IPVPN, Internet access and Non IP based services as well.

Fixed Telecommunication services.    Operating revenues from fixed telecommunication services decreased 14.6%, from Rp956.9 billion in nine months 2005 to Rp817.2 billion in nine months 2006 despite the increase in international incoming call (IDD) traffic. The appreciation of Rupiah against US Dollar in 2006 compare to 2005 as well as the continued accounting rate reduction have impacted to our decreased in incoming revenues.

Fixed Telecommunication Services	1Q 2006	2Q 2006	3Q 2006
International Calls • Total traffic (minutes) • International calls revenues (Rp billion)	271,604 209.9	262,849 217.9	281,509 213.4

Operating expenses

Operating expenses increased by Rp538.7 billion, or 9.2%, from Rp5,886.3 billion in nine months 2005 to Rp6,425.0 billion in nine months 2006, primarily due to increased expenses for marketing, leased circuit, depreciation and amortization, and other cost of services. However, we were able to manage the other operating expenses items.

Depreciation and amortization expenses. It increased by Rp429.5, or 19.4% from Rp2,219.0 billion in nine months 2005 to Rp2,648.5 billion in nine months 2006. The depreciation expense relates primarily to increase in our capital expenditure especially for our cellular equipments, which account for 80% of Indosat Capital Expenditures in 2006.

Leased Circuit expenses. It increased by Rp25.0 billion, or 23.8%, from Rp105.3 billion in nine months 2005 to Rp130.3 billion in nine months 2006. Leased Circuit expenses increased primarily due to increase for Internet circuit and transponder leasing of MIDI and cellular services.

Marketing expenses. It increased by Rp73.7 billion or 30.9%, from Rp238.0 billion in nine months 2005 to Rp311.7 billion in nine months 2006. The increasing was due to aggressive campaign of our product in second and third quarter 2006. The increased in marketing expenses were inline with our strategy to regain our growth momentum.

Other cost of services expenses. It increased by Rp107.3 billion, or 9.8%, from Rp1,098.1 billion in nine months 2005 to Rp1,205.4 billion in nine months 2006. Frequency & License Fee contributed around 40% of total cost of services, which increased by Rp77.6 billion or 18.9% year on year, due to the increase in Frequency Fee and recognition of 3G-license Fee.

Other expenses

We recorded the decreased in other expenses from Rp1,344.9 billion in nine months 2005 to Rp1,072.1 billion in nine months 2006.

Gain (Loss) on Foreign Exchange-Net. It increased from loss of Rp357.6 billion in nine months 2005 to gain of Rp175.9 billion in nine months 2006 due to the appreciation of the Rupiah against the U.S. dollar, the higher USD denominated bond and the higher weighted average balance of U.S. dollar-denominated liability. This was partly offset by unrealized loss on derivatives was Rp238.8 billion in nine months 2006, mainly due to the derivative transactions that the Company entered into in 2005.

Interest income. It increased by Rp30.0 billion in nine months 2005 to Rp168.6 billion in nine months 2006 due to the increase in the average interest rate in time deposit.

Financing cost. It decreased 2.1% from Rp966.3 billion in nine months 2005 to Rp946.4 billion in nine months 2006, primarily due to repayment of Bond Indosat-I in April 2006.

Status of debt

As of 30 September 2006, the Company had outstanding debt of Rp11,590.7 billion which includes Loans payable (including current maturities and unamortized debts issuance cost) of Rp1,687.2 billion and bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp9,903.5 billion. The debt composition was USD denominated of 46.3% and Rupiah denominated of  53.7%. We had hedging facility amounting to USD400 million or representing 68.03% of our USD denominated borrowings.

While the cash position as at 30 September 2006 was Rp3,438.0 billion, therefore the net debt was Rp8,152.7 billion.

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.75% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans – Mandiri (Rp billion)	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans – BNI (Rp billion)	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan – BCA (Rp billion)	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Finnish Export Credit Facility (USD Million)	38.0	2011	4.15% Fixed Rate
LINTASARTA
Loans payable from Niaga (Rp billion)	96.9	2007 - 2009	3-month time deposit rate guaranteed by BI or annual rate of 3-month Certificate of Bank Indonesia + 2.75% up to 3.5%
Limited and Convertible Bonds (Rp billion)	61.9*	2009 and 2007	Floating maximum 19% p.a. and minimum 11% p.a.

*After elimination of limited and convertible bonds issued to the Company

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated satellite revenue and IM2’s Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp	1Q-06	2Q-06	3Q-06
Internet (from IM2)	88,139	99,346	84,921
Satellite (Indosat Consolidated)	34,909	33,165	32,260

Capital expenditures

In nine months 2006, Indosat committed Rp4,505.7 billion or 72.82% of our total capital expenditure in 2006. The total committed capital expenditures consist of: (i)Rp3,472.8 billion for cellular network, (ii)Rp537.9 billion for fixed telecom, MIDI and Backbone, (iii)Rp390.6 billion for Network and Information Technology and (iv) Rp104.5 billion for Region and Property

For 2006, Indosat plans to spend for the capital expenditure of around US$700 million of which around 80% will be allocated for cellular business.

Marketing initiatives

We launched new cellular marketing initiatives in the third quarter 2006, mainly consist of:

a.

Enhancement of voice offering with free and attractive tariff. This initiative consists of free talk among Mentari customers. Free talk promotion enables Mentari users to make calls with free of charge to other Mentari subscribers from midnight to 5 am. In early August, we offer free talk scheme to Rp25,000 Top Up valid for 7 days free night talk. This new scheme is intended to encourage customers to increase their usage. However, at the end of September, we have modified the scheme into Rp10,000 free talk for the same day. For every Rp10,000 customer uses their pulse, they will be able to enjoy free of charge call to other Indosat customers for as much as Rp10,000. The new scheme also offers customers to enjoy 2 consecutive days of free night talk from midnight to 5 am for every Rp25,000 Top Up.

b.

Providing more alternative postpaid product. In early August, Indosat launched Matrix 5tr0ng to provide more option for its customers. Customers are encouraged to register to this promotion. These postpaid customers will enjoy monthly 50 free On-Net minutes call, 50 free SMS, and flat On-Net tariff Rp. 50/6sec. All registered customers will be billed Rp50,000 per month.

c.

Retention program through Poin Plus Plus. This initiative is an appreciation for all GSM and CDMA Indosat customers through a mechanism of point collection based on their usage, reload for prepaid customers and billing for postpaid customers. Their point collection will be determined as usages multiply by their subscription period. Customers will get 1 point for every Rp. 100 usage or reload.

d.

Enhancement of value added services. This initiative consists of Colorful SMS, I-Games, I-Mofis and I-Menu. Indosat is the only operator to offer colorful SMS in Indonesia. I-Games is a feature that provides customers to use mobile gaming services. I-Mofis is a feature that provides customers with mobile office solution. I-Menu is a feature that provides customers to receive any information including their needs of information while going back to their hometown.

Network Development Updates

In the nine months 2006, we have installed 757 new BTSs, and as a result, our BTSs as of September 30, 2006 were 6,459.

As of 30 September	2005	2006
Base Stations	4,851	6,459
Base station controllers	142	169
Mobile switching centers	41	47

MIDI Services

In nine months of 2006, the overall MIDI services enjoyed a positive growth, especially for wholesale segment and IP based services. This figures reflected the growing market demand for MIDI services following the continuous improvement in macro economy.

In nine months of 2006, we still experienced a surged in domestic demand for broadband leased lines. It was also partly driven by the increase in our facilities management services business. Therefore, the domestic high speed leased lines posted a significant increase in this quarter.

Our key initiatives in MIDI business in nine months 2006 are as follows:

1.

Develop competitive pricing

2.

Aggressive selling, domestic and international broadband services

3.

Expand market coverage by developing international and domestic point of presences, implement FBO and activation NAP peering networks.

Fixed Telecommunication Services

IDD Services

Total traffic of Indosat IDD (Outgoing and Incoming) in the nine months 2006 was recorded as 816.0 million minutes, an increase of 18.1% compared to the same period last year. However, our outgoing traffic decreased continuously as an impact from tighter competition, especially for traffic originated from PSTN and other cellular operators.

The increase of incoming traffic (24.3%) was resulted from volume commitment with competitive termination rate in nine months 2006.

To defend our IDD, Indosat has engaged several key initiatives in nine months 2006 such as:

1.

Special Discount program for IDD “001” and “008” originating from Indosat‘s cellular and StarOne.

2.

Special tariff Flatcall 016 in Sumatera, Batam and East java.

Fixed Wireless Access Services

As of 30 September 2006 our fixed wireless access recorded a total subscriber base of 232,016 which is comprised of 21,631 postpaid subscribers and 210,385 prepaid subscribers. We also recorded a blended ARPU of Rp45,905 derived from Postpaid ARPU of Rp239,892 and Prepaid ARPU of Rp27,828 in the nine months 2006.

RECENT DEVELOPMENTS

Indosat Launched Commercial 3G Services

On 29 November 2006, Indosat launched our 3G/HSDPA initiative in Jakarta and Surabaya. We expect to rollout our newly 3G/HSDPA services to an additional 8 cities before the end of Q1 2007. Indosat has a very unique 3G strategy which is focused on wireless broadband. We aim to offer our customers the highest speeds at the best value in the key cities where we plan on rolling out this service. We plan on expanding this service with another unique business proposition.

Indosat extended Starone coverage in 15 cities

On 26 October 2006, Indosat has launched StarOne services in 3 more cities Jogja, Solo and Semarang by introducing Jagoan brand name for Prepaid customers, and StarOne Postpaid. On 24 and 25 November Indosat added 2 more cities namely Banjarmasin and Bandar Lampung. The new StarOne extended coverage is our committment to continue expanding Fixed Wireless Access services in more cities as our plan to expand the services in 22 cities by year end. As for now, we are in services in 15 cities which are Jakarta, Bogor, Surabaya, Malang, Medan, Batam, Pekanbaru, Palembang, Balikpapan, Makassar, Jogja, Solo, Semarang, Bandar Lampung and Banjarmasin.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 September 2005 and 2006

Description	Unit	YTD Ended 30 September 2005	YTD Ended 30 September 2006	Growth
		1	2	3=(2-1)/1
CELLULAR
Prepaid	subs	2,866,268	(385,542)	-113.5%
Postpaid	subs	67,225	106,451	58.4%
Total Net Additions	subs	2,933,493	(279,091)	-109.5%

Prepaid	subs	12,080,931	13,450,504	11.3%
Postpaid	subs	607,169	782,585	28.9%
Total Cellular Subscriber	subs	12,668,100	14,233,362	12.2%

ARPU Prepaid	Rp	248,202	201,984	-18.6%
ARPU Postpaid	Rp	61,352	52,030	-15.2%
ARPU Blended	Rp	70,816	59,788	-15.6%

MIDI

Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	3,278	7,840	139.2%
Domestic High Speed Leased Circuit	cct/64k	29,343	32,347	10.2%
Satellite Transponder Leased (external usage)	# transp	12	12	-0.1%
Datacom
International High Speed Leased Circuit	cct/64k	743	812	9.3%
Domestic High Speed Leased Circuit	cct/64k	4,972	6,771	36.2%
Frame Relay	port	1,037	1,037	0.0%
IPVPN	cct/64k	798	4,740	494.0%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,683	1,210	- 28.1%
Frame Relay	access	4,415	4,134	-6.4%
VSAT	terminal	1,808	1,758	2.8%
IPVPN	link	1,862	2,926	57.1%

IM2
Internet Dial Up	user	29,509	28,329	-4.0%
Internet Dedicated	link	753	670	11.0%
IPVPN	link	250	194	-22.4%

IDD
Outgoing Traffic	000 min	120,976	107,301	-11.3%
Incoming Traffic	000 min	569,915	708,661	24.3%

Total Traffic	000 min	690,891	815,962	18.1%
I/C Ratio	-	4.7	6.60	40.2%

EMPLOYEES
Indosat and its subsidiaries (including non permanent employees)	person	8,107	7,818	-3.6%

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH ENDED September 30, 2005 & 2006

(Expressed in billions of Indonesian Rupiah and millions of U.S.Dollars, except share data)

DESCRIPTION				Growth (2)
	Nine Months
	Ended September 30,
	2005	2006
	RP	RP	US $ (1)

OPERATING REVENUES
Cellular	6549.1	6,641.4	719.2	1.4%
Multimedia, Data Communication, Internet ("MIDI")	1240.0	1,413.4	153.0	14.0%
Fixed Telecommunication	956.9	817.2	88.5	-14.6%
TOTAL OPERATING REVENUES	8746.0	8,871.9	960.7	1.4%

OPERATING EXPENSES
Depreciation & amortization	2219.0	2,648.5	286.8	19.4%
Personnel	944.9	981.0	106.2	3.8%
Administration and general	501.3	454.5	49.2	-9.3%
Maintenance	486.6	412.2	44.6	-12.0%
Marketing	238.0	311.7	33.7	30.9%
Compensation to telecommunications carriers & service providers	311.0	281.3	30.5	-9.6%
Leased circuits	105.3	130.3	14.1	23.8%
Other costs of services	1,098.1	1,205.4	130.5	9.8%
TOTAL OPERATING EXPENSES	5,886.3	6,425.0	695.7	9.2%

OPERATING INCOME	2,859.7	2,447.0	265.0	-14.4%

OTHER INCOME (EXPENSES)
Gain (loss) on foreign exchange - net	(357.6)	175.9	19.0	149.2%
Interest income	138.6	168.6	18.3	21.6%
Financing cost	(966.3)	(946.4)	(102.5)	-2.1%
Gain (loss) on change in fair value of derivatives - net	35.6	(238.8)	(25.9)	-770.3%
Amortization of goodwill	(169.8)	(169.9)	(18.4)	0.1%
Others - net	(25.5)	(61.4)	(6.7)	140.7%
TOTAL OTHER INCOME (EXPENSES)	(1,344.9)	(1,072.1)	(116.1)	-20.3%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	0.1	(0.1)	(0.0)	-245.7%

INCOME BEFOR INCOME TAX	1,514.8	1,374.8	148.9	-9.2%

INCOME TAX EXPENSE
Current	292.5	130.8	14.2	-55.3%
Deferred	177.6	287.3	31.1	61.8%
TOTAL INCOME TAX EXPENSE	470.1	418.1	45.3	-11.1%

INCOME BEFORE MINORITY INTEREST IN NET INCOME	1,044.7	956.7	103.6	-8.4%
OF SUBSIDIARIES

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(26.3)	(29.5)	(3.2)	12.3%

NET INCOME	1,018.4	927.2	100.4	-9.0%

BASIC EARNING PER SHARE	194.31	172.02	0.02	-11.5%

DILUTED EARNING PER SHARE	194.31	170.27	0.02	-12.4%

BASIC EARNINGS PER ADS (50 B shares per ADS)	9,715.28	8,600.90	0.93	-11.5%

DILUTED EARNINGS PER ADS	9,715.28	8,513.36	0.92	-12.4%

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2006 of Rp9,235 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF September 30, 2005 AND 2006

(Expressed in Billions of Indonesian Rupiah and Milliaons of U.S.Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	US$ (1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	5,813.8	3,438.0	372.3
Short-term investments - net of allowance	36.9	-	-
Accounts receivable - net of allowance
Trade
Related parties
PT Telkom Tbk	116.7	62.6	6.8
Others	130.1	176.1	19.1
Third parties	1,063.9	1,070.3	115.9
Others
Third parties	16.9	18.5	2.0
Inventories	158.0	72.3	7.8
Derivative assets	97.8	16.2	1.8
Advances	51.5	28.5	3.1
Prepaid taxes	814.3	1,013.3	109.7
Prepaid expenses	367.5	276.0	29.9
Other current assets	16.4	24.9	2.7
Total Current Assets	8,684.0	6,196.7	671.0

NON-CURRENT ASSETS
Due from related parties - net of allowance	36.9	29.5	3.2
Deferred tax assets - net	41.5	54.0	5.9
Investment in associated companies - net of allowance	0.5	0.4	0.0
Other long-term investments - net of allowance	2.8	2.7	0.3
Property and equipment - net	19,607.0	23,928.6	2,591.1
Goodwill and other intangible assets - net	2,763.3	2,736.5	296.3
Long-term receivables	124.2	105.0	11.4
Long-term prepaid pension - net of current portion	233.6	235.7	25.5
Long-term advance	421.8	226.7	24.6
Others	236.8	317.2	34.3
Total Non-current Assets	23,468.4	27,636.3	2,992.6

TOTAL ASSETS	32,152.4	33,833.0	3,587.9

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2006 of Rp9,235 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF September 30, 2005 AND 2006

(Expressed in Billions of Indonesian Rupiah and Milliaons of U.S.Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable - trade
Related parties	10.8	16.9	1.8
Third parties	189.4	249.5	27.0
Procurement payable	2,441.7	3,232.6	350.0
Taxes payable	132.9	107.7	11.7
Accrued expenses	1,158.7	975.8	105.7
Unearned income	436.1	613.8	66.5
Deposits from customers	27.5	87.5	9.5
Derivative liabilities	19.7	114.3	12.4
Current maturities of :
Loans payable	51.1	130.4	14.1
Bonds payable	981.9	5.5	0.6
Other current liabilities	19.5	29.9	3.2
Total Current Liabilities	5,469.3	5,563.7	602.5

NON-CURRENT LIABILITIES
Due to related parties	13.6	19.6	2.1
Deferred tax liabilities - net	674.2	1,162.8	125.9
Loans payable - net of current maturities
Related parties	629.0	634.2	68.7
Third parties	666.1	922.6	99.9
Bonds payable - net of current maturities	10,431.7	9,897.9	1,071.8
Other non-current liabilities	487.4	687.6	74.5
Total Non-Current Liabilities	12,902.0	13,324.8	1,442.9

MINORITY INTEREST	185.5	225.5	24.4

STOCKHOLDERS' EQUITY
Capital stock	532.5	543.4	58.8
Premium on capital stock	1,031.6	1,546.6	167.5
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	43.7
Stock options	125.9	-	-
Difference in foreign currency translation	0.3	0.3	0.0
Retained Earning
Appropriated	49.9	66.2	7.2
Unappropriated	10,433.2	11,231.5	1,216.2
Net income this period	1,018.4	927.2	100.4
Total Retained Earning	11,501.6	12,224.8	1,323.8
Total Stockholders' Equity	13,595.7	14,719.0	1,593.8

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	32,152.4	33,833.0	3,663.6

(1)

Translated into U.S.dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on September 30, 2006 of Rp9,235 to US$ 1 (in full amounts)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : December 1, 2006

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director